Exhibit 99.1

Westport Reports Fourth Quarter and Fiscal 2015 Financial Results

~Westport Consolidated Adjusted EBITDA improved 54% over the prior year and 47% over the prior quarter~

VANCOUVER, March 29, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today reported financial results for the year ended December 31, 2015 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"Westport achieved its four major goals for 2015 and we believe we are well positioned for 2016, despite continued turbulence in global energy markets, as we transition from an R&D and market creation company to a profitable, growing operating business," said David Demers, CEO of Westport. "We reset our product investment programs with our global original equipment manufacturer ("OEM") partners and concluded commercial terms for Westport™ HPDI 2.0 launch with our lead customer. We rationalized and consolidated our current product portfolio for cost reduction and margin improvement. This element of our strategy will be considerably expanded with our anticipated merger with Fuel Systems Solutions, Inc. ("Fuel Systems"), of course. We have previously announced non-core asset sales as part of the Cartesian Capital financing and remain committed to monetizing the remaining non-core assets this year. And throughout the year, we continued to find cost reduction and synergies across our global business, such that despite significant challenges in some markets, we were able to maintain strategic product investment programs while improving year over year consolidated adjusted EBITDA and cash used in operations by more than 50%."

"As we look forward to 2016, Cummins Westport Inc. ("CWI") is positioned for another strong year, with two major product launches—the 6.7 litre engine, and the new near-zero NOx ultra low emission engine. Emissions from this engine are so low that an entire fleet of 1,000 buses equipped with this new engine would have the same NOx emissions as a single 1980's era diesel bus. On Westport HPDI 2.0, we shipped production level design components to our OEM customers as scheduled this quarter, and will be releasing production prototypes on schedule next quarter. We expect test trucks to be in our customers' hands before the end of the year and preliminary sales in 2017—on target and on budget. The anticipated merger with Fuel Systems provides a significant opportunity to achieve scale and synergies in our OEM component business, the independent aftermarket business, our delayed OEM ("DOEM") businesses world wide and our industrial products business. We expect to provide more details on our financial outlook for 2016 once the merger with Fuel Systems has closed, which we expect to occur in April."

2015 HIGHLIGHTS

2015 product highlights included the launch of the new Volvo Car Drive-E powertrain bi-fuel engine, and the completion of a major engine program with a new Westport™ HPDI engine customer. Westport announced the introduction of the 2016 Ford F-150 5.0L dedicated propane engine. The CWI ISL G Near Zero natural gas engine was the first mid-range engine in North America to achieve United States' Environmental Protection Agency ("EPA") and California Air Resources Board optional Near Zero NOx certification. The ISL G Near Zero engine NOx exhaust emissions are certified to be 95% lower than the current EPA NOx limit.

On an operational level, management remains committed to its cost management program and reaching sustainable profitability and technology leadership, as demonstrated by a significant improvement in adjusted EBITDA for the 2015 quarter and year ended December 31, 2015 compared to the same periods last year. Operating adjusted EBITDA was a loss of $1.7 million for the quarter ending December 31, 2015 and a loss of $5.2 million for the full year compared with a loss of $11.6 million and a loss of $17.6 million for the same periods last year. Consolidated adjusted EBITDA, including R&D investments and income from joint ventures, improved 47% to a loss of $12.3 million for the quarter, and improved 54% to a loss of $39 million for the full year, compared with a loss of $23 million and a loss of $83.9 million for the same periods last year.

CWI revenue for the year ended December 31, 2015 decreased $5.3 million, or 2% from $337.2 million to $331.9 million when compared against 2014, primarily due to macroeconomic conditions in some markets and the relative weakness of international currencies against the U.S. dollar. Operating income improved by 142% to $50.2 million - a record for CWI.

Weichai Westport Inc. ("WWI") revenue was $186.0 million on 15,956 units for the year ended December 31, 2015, a decrease of 70% in revenue compared to 2014. WWI reported operating income of $4.5 million for the quarter ended December 31, 2015, a decrease of 85% over the same period last year primarily due to lower units sold. Westport's WWI results are in-line with general market conditions in China and in-line with diesel truck sales. Truck demand remains subdued, as demonstrated by the decrease of recent monthly commercial vehicle sales in China year-over-year, according to China Association of Automotive Manufacturers.

In 2015, Westport revenues were $25.1 million for the quarter, compared to $27.4 million for the same period last year and $103.3 million for the year ended December 31, 2015 compared to $130.6 million for the same period last year. Adjusted revenue for the fourth quarter ended December 31, 2015 was $32.1 million and $110.3 million for the year ended December 31, 2015. In the fourth quarter, Westport launched its first low pressure LNG pump systems or LPP systems in China. This is the first "China-specific" product launch for Westport outside the joint venture and has been developed in partnership with a major truck manufacturer in China to complement Weichai Westport natural gas engines. Although the systems were delivered to our customer before the end of the year, we have concluded that it is more appropriate to recognize the revenue of $7.0 million for this program when we receive payment. This program was included in our annual revenue budgets and to allow comparison with earlier estimates, we have included it in a non-GAAP measure of adjusted revenue from Westport operations.

The decline in Westport revenues year over year reflects currency volatility and significant headwinds in our North American Ford business, although our European business had a good year and a strong fourth quarter. Approximately $12 million, or 10%, of the revenue decline is due to unfavourable currency translation from Euro to U.S. dollars. In Euro terms, the European component business increased revenue from Euro 67 million in 2014 to Euro 73 million in 2015, primarily as a result of the Prins acquisition late in 2014. Adjusted revenue and adjusted EBITDA are Non-GAAP financial measure. See the Non-GAAP Financial Measures section of this news release for reconciliation to the most directly comparable GAAP measure.

KEY COMPONENTS TO WESTPORT STRATEGY IN 2016

1.	Our major system development program, Westport HPDI 2.0, is on schedule and on budget for commercial release to our OEM customers. We are now transitioning from technology and component development to commercial sales and marketing programs with global OEMs. Our recently announced partnership with AVL will help to ensure that we have resources to support the global interest in this product offering
2.	Westport expects to complete the merger with Fuel Systems in the next few weeks and complete a post-merger integration plan, which we forecast will generate significant combined cost savings and synergies by 2018, as well as a significantly stronger combined product line in four major business divisions - OEM components, independent aftermarket components, industrial products and DOEM services. We will update the public on cost savings and revenue expectations after closing the merger with Fuel Systems.
3.	Westport expects to complete non-core asset sales, and rationalize operations and corporate costs as appropriate.
4.	Our post-merger combined balance sheet plus additional funding through Cartesian Capital allows us to increase our focus on streamlining operations, investing in innovative technology and launching key products into attractive markets.
5.	Westport intends to continue to drive cost efficiencies and reduce global overhead expenses within the merged entities.

ENVIRONMENTAL IMPACT - MORE IMPORTANT THAN EVER

The environmental performance of the transportation sector is facing heightened regulatory focus with more stringent requirements for increased engine efficiency, improved urban air quality, and green house gas ("GHG") emission reductions. Next generation natural gas engines, including Westport HPDI 2.0 are expected to offer significant enhancements, including: a closer match to the base diesel engine efficiency; careful optimization of combustion to limit unburnt methane emissions to less than 0.2% total fuel flow; and capture of regulator ventilation.

Well-to-wheels ("WTW") comparisons of emissions related to natural gas versus gasoline and diesel vehicles can produce varying results given a range of complex factors including assumptions concerning upstream methane emissions, and the fuel efficiency of the particular engine being considered. On a WTW basis, natural gas reduces overall GHG emissions by 15% to 23% compared to diesel and gasoline.

When coupled with blends of renewable natural gas, which has the lowest carbon intensity value within the state of California's Low Carbon Fuel Standard, a heavy-duty natural gas engine can deliver significant GHG emission reductions of more than 80% versus a comparable diesel engine. Westport will provide further updates on its technology and GHG impact throughout 2016.

FINANCIAL OUTLOOK FOR 2016

Westport will provide full year guidance after closing the merger with Fuel Systems.

CASH AND PRIORITIZATION OF INVESTMENTS

•	As of December 31, 2015, Westport's cash, cash equivalents, and short-term investments balance was $27.8 million. Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the fourth quarter of 2015 was $17.0 million—a sequential increase of 15% or $2.2 million from the quarter ended September 30, 2015. The increase is primarily due to additional one-time costs related to the merger with Fuel Systems.
•	Subsequent to year end, Westport announced that it had entered into an agreement with Cartesian Capital Group for up to $71.3 million in financing to support global growth initiatives. Westport has received $17.5 million in non-dilutive capital subsequent to year end and anticipates receiving additional capital contingent on reaching key milestones and establishing new investment opportunities. This financing package includes a contingent payment (derived substantially from future Westport HPDI product sales), a convertible debenture, non-core asset sales, and incremental funding capacity to support future product development.
•	Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the year ended December 31, 2015 was $46.8 million, a sequential decrease of 52% or $50.8 million from $97.6 million the prior year. The improvements result from prioritization of investment programs, cost discipline and favourable impacts of foreign currency translation from the Canadian dollar and Euro to the U.S. dollar equivalent.
•	Research and development expenditures for the quarter largely relate to program work associated with Westport HPDI 2.0 development partners and suppliers. HPDI OEM development programs have begun shifting from the design and development phase into the testing and validation phase, with the delivery of production design intent components to OEM customers for vehicle integration expected in mid-2016. Investments in Westport HPDI development programs continue to be on track to deliver on our product revenue expectations.
•	Westport reduced its combined operating expenses by $8.5 million to $26.4 million for the quarter ended December 31, 2015 and by $36.9 million to $105.5 million for the year ended December 31, 2015, compared to the same periods last year. The improvements are due to prioritization of investment programs, cost discipline and favourable impacts of foreign currency translation from the Canadian dollar and Euro to the U.S. dollar equivalent.

Q4 2015 FINANCIAL HIGHLIGHTS

FOURTH QUARTER AND FISCAL YEAR 2015 FINANCIAL HIGHLIGHTS
	3 MONTHS ENDED DEC 31		Change	12 MONTHS ENDED DEC 31		Change
($ in millions, except per share amounts)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Westport adjusted revenues(1)	$32.1	$27.4	16.1%	$110.3	$130.6	(15.5)%
Westport revenues	$25.1	$27.4	(9.5)%	$103.3	$130.6	(20.9)%
Westport gross margin	3.6	(1.2)	400.0%	20.0	32.7	(38.8)%
Westport gross margin percentage	14.5%	(4.4)%	—	19.4%	25.0%	—
Operating expenses (Research and development, general and administrative and sales and marketing)	26.4	34.9	24.4%	105.5	142.4	25.8%
Income from unconsolidated joint ventures	4.9	11.4	(57.0)%	18.3	14.2	28.9%
Consolidated adjusted EBITDA(1)	(12.3)	(23.0)	46.5%	(39.0)	(83.9)	53.5%
Cash and short-term investments balance	27.8	94.0	(70.4)%	27.8	94.0	(70.4)%
Net loss	(23.3)	(64.9)	64.1%	(98.4)	(149.6)	34.2%
Net loss per share	(0.35)	(1.02)	65.7%	(1.53)	(2.37)	35.4%

Note:(1) Non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release for reconciliation to the most directly comparable GAAP measure.

•	Adjusted revenue for the quarter ended December 31, 2015 was $31.8 million compared with $27.4 million for the same period last year. The increase in adjusted revenue for the fourth quarter of 2015 compared to the fourth quarter of 2014 was primarily related to the introduction into the market and first time sale of low pressure pump ("LPP") systems in China for $7.0 million. In accordance with GAAP, our revenue for the quarter was $24.8 million, as the revenue on the $7.0 million LPP systems shipment will be recognized when the cash is received. Costs associated with LPP will be deferred along with the revenue. Adjusted revenue for the year ended December 31, 2015 was $110.3 million compared to $130.6 in the prior year period. Our GAAP revenue for the year was $103.3 million. The reduction in adjusted revenue for the year ended December 31, 2015 compared to last year was primarily due to reductions in Ford product sales and currency translation from the Euro to U.S. dollar. Our European operations' revenue was $73 million Euros compared to $67 million Euros for the same period last year, an increase of 9%
•	Gross margin percentage for the year ended December 31, 2015 was 19.4% including obsolescence charges of $8.7 million and 27.8% for the year ended December 31, 2014 including obsolescence charges of $2.1 million in the prior year. Adjusted gross margin excluding these charges would have been 26.0% and 26.6% on a year-over-year basis. Contributing to the reduction in gross margin on a year-over-year basis is changes in product mix.
•	Operating expenses were $26.4 million for the quarter ended December 31, 2015, a decrease of $8.5 million from $34.9 million in the same period last year primarily driven by a reduction in program expenses, decreased headcount, as well as favourable impacts of foreign currency translation to the U.S. dollar equivalent. Operating expenses were $105.5 million for the year ended December 31, 2015, a decrease of $36.7 million from $142.4 million in the same period last year, driven by the same actions as above.
•	Selling, general and administrative expenses were $12.6 million for the quarter ended December 31, 2015, a decrease of $3.1 million from $15.7 million in the same period last year primarily driven by a decreased headcount, as well as favourable impacts of foreign currency translation from the Canadian dollar and Euro to the U.S. dollar equivalent.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	3 MONTHS ENDED DEC 31		Change	12 MONTHS ENDED DEC 31		Change
($ in millions)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Units	2,372	3,382	(29.9)%	9,940	10,512	(5.4)%
Revenue	$83.4	$107.0	(22.1)%	$331.9	$337.2	(1.6)%
Gross margin	26.9	33.0	(18.5)%	103.8	66.4	56.3%
Gross margin %	32.3%	30.8%	—	31.3%	19.7%	—
Operating expenses	15.1	12.2	23.8%	53.7	44.8	19.9%
Segment operating income	11.9	20.8	(42.8)%	50.2	21.6	132.4%
Westport's 50% interest	4.3	7.7	(44.2)%	17.1	8.1	111.1%
•	Revenue was $83.4 million on 2,372 units for the quarter ended December 31, 2015, a decrease of 22.1% in revenue over the same period last year. Revenues decreased on a quarterly basis primarily as a result of decreased volumes attributed to macroeconomic conditions and weakness in international markets due to the strong U.S. dollar.
•	Revenue during the year ended December 31, 2015 decreased $5.3 million, or 1.6% from $337.2 million to $331.9 million when compared against the same period last year. CWI product revenue for the year ended December 31, 2015 decreased $9.6 million, or 3.4%, to $274.0 million on sales of 9,940 units, compared to $283.6 million and 10,512 units for the year ended December 31, 2014, which was primarily attributed to the decline of the price of oil and other macroeconomic conditions. CWI parts revenue for the year ended December 31, 2015 was $57.8 million compared with $53.7 million for the year ended December 31, 2014 which was primarily attributed to the increase of natural gas engine population in service.
•	Gross margin during the quarter ended December 31, 2015 decreased $6.1 million from $33.0 million to $26.9 million when compared against the same quarter last year due primarily to decreased sales. Gross margin percentage during the quarter ended December 31, 2015 increased by 4.9% from 30.8% to 32.3% primarily due to higher margins in part sales.
•	Gross margin for the year ended December 31, 2015 increased $37.4 million from $66.4 million to $103.8 million when compared against the same period last year. Gross margin percentage during the year ended December 31, 2015 increased 58.9% from 19.7% to 31.3%. This increase in CWI gross margin percentage was due primarily to a favourable decrease of $23.5 million in net warranty adjustments and net extended coverage claims and a mix of sales compared to the year ended December 31, 2014. Reliability of the ISL G engine has continued to improve as a result of hardware and calibration changes.
•	CWI operating income to Westport for the quarter ended December 31, 2015 was $11.9 million compared with $20.8 million for the same period last year. Operating income as a percentage of revenue decreased from 19.4% to 14.3%. This is primarily related to a decrease in revenues. In addition, the fourth quarter of 2014 had a larger favourable warranty adjustment than the current quarter which has the effect of increasing operating income.

WEICHAI WESTPORT INC. HIGHLIGHTS

WEICHAI WESTPORT HIGHLIGHTS
	3 MONTHS ENDED DEC 31		Change	12 MONTHS ENDED DEC 31		Change
($ in millions)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Units	5,062	16,176	(68.7)%	15,956	51,006	(68.7)%
Revenue	$54.6	$192.8	(71.7)%	$186.0	$618.5	(69.9)%
Gross margin	6.3	28.5	(77.9)%	21.4	52.5	(59.2)%
Gross margin percentage	11.6%	14.8%	—	11.5%	8.5%	—
Operating expenses	4.5	16.3	(72.4)%	17.6	32.2	(45.3)%
Segment operating income	1.8	12.2	(85.2)%	3.8	20.3	(81.3)%
Westport's 35% interest	0.4	3.6	(88.9)%	1.0	6.0	(83.3)%
•	WWI revenue was $186.0 million on 15,956 units for the year ended December 31, 2015, a decrease of 69.9% in revenue compared to the prior year. Fourth quarter results were similar to year end results. Westport's WWI results are in-line with general market conditions in China and in-line with diesel truck sales. Truck demand remains subdued, as demonstrated by the decrease of recent monthly commercial vehicle sales in China year-over-year, according to China Association of Automotive Manufacturers.
•	For the quarter ended December 31, 2015, gross margin percentage was reduced to 11.6% compared with 14.8% in the prior year. The decrease in gross margin percentage relates to a decrease in the number of engines sold.
•	WWI reported operating income of $4.5 million for the quarter ended December 31, 2015, a decrease of 85.2% over the same period last year primarily due to lower units sold.
•	WWI's operating income attributable to Westport for the quarter ended December 31, 2015 was $0.4 million compared with $3.6 million in the prior year period.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income from the joint ventures ("JVs").

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

ADJUSTED EBITDA RESULTS
($ in millions)	3 MONTHS ENDED DEC 31		12 MONTHS ENDED DEC 31
	2015	2014	2015	2014
Net loss	$(23.8)	$(64.9)	$(98.4)	$(149.6)
Provision for income taxes	(0.1)	(0.2)	0.7	(0.6)
Depreciation and amortization	3.3	5.1	13.7	18.7
Interest expense, net	1.3	2.5	5.7	5.7
Non-cash and other unusual adjustments	3.0	35.4	36.0	35.7
Amortization of stock-based compensation	3.5	—	14.9	9.6
Unrealized foreign exchange gain	0.5	(0.9)	(11.6)	(3.4)
Total Adjusted EBITDA	$(12.3)	$(23.0)	$(39.0)	$(83.9)

BUSINESS UNITS ADJUSTED EBITDA
($ in millions)		ADJUSTMENTS
	SEGMENT OPERATING INCOME (LOSS)	WESTPORT SHARE OF INCOME FROM THE JVS	STOCK-BASED COMPENSATION AND NON-CASH	ADJUSTED EBITDA
For the 3 Months Ended Dec. 31, 2015
Operating Business Units	$(2.9)	$0.2	$1.0	$(1.7)
Corporate and Technology Investments	(20.4)	4.7	5.1	(10.6)
Total Adjusted EBITDA	$(23.3)	$4.9	$6.1	$(12.3)

BUSINESS UNITS ADJUSTED EBITDA (prior periods, for reference)
($ in millions)	DEC 31, 2015	SEPT 30, 2015	JUNE 30, 2015	MAR 31, 2015
Operating Business Units	$(1.7)	$(1.9)	$(0.2)	$(1.4)
Corporate and Technology Investments	(10.6)	(7.9)	(7.5)	(7.8)
Total Adjusted EBITDA	$(12.3)	$(9.8)	$(7.7)	$(9.2)

Adjusted Revenue

Adjusted revenue is used by management to report actual shipments in the quarter. In our fourth quarter of 2015, Westport launched low pressure pump or LPP systems in China. This is the first "China-specific" product launch for Westport outside the joint venture and as such we are recording revenue on this sale when cash is collected.

ADJUSTED REVENUE RESULTS
($ in millions)	3 MONTHS ENDED DEC 31		12 MONTHS ENDED DEC 31
	2015	2014	2015	2014
Reported revenue	$25.1	$27.4	$103.3	$130.6
Adjustment for LPP sale	7.0	-	7.0	-
Total Adjusted Revenue	$32.1	$27.4	$110.3	$130.6

OUTLOOK

This press release includes financial outlook information for Westport and such information is being provided for the purpose of forecasting Westport's total revenues and Adjusted EBITDA for 2016 and updating prior revenue and Adjusted EBITDA disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport's full financials for the year ended December 31, 2015, please visit westport.com/company/investors/financial

SUPPLEMENTARY FINANCIAL INFORMATION

To view unaudited historical financial information, please visit our Financial Information page. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the year ended December 31, 2015 and Westport's full financials for the year ended December 31, 2014. The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

LIVE CONFERENCE CALL & WEBCAST

Westport has scheduled a conference call for today, Tuesday March 29, 2016 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 1-604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 1-604-674-8052 using the pass code 00371. The replay will be available until April 5, 2016. Shortly after the conference call, the webcast will be archived on the Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Important Information For Shareholders of Fuel Systems Solutions, Inc. and Westport Innovations Inc.

On September 1, 2015, Westport and Fuel Systems announced a transaction whereby Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock merger. This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Fuel Systems or a solicitation of any proxy, vote or approval. Westport has filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that includes a proxy statement of Fuel Systems that also constitutes a prospectus of Westport (the "Proxy Statement/Prospectus"). Westport and Fuel Systems also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Fuel Systems by Westport.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED MERGER AND RELATED MATTERS.

Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at +1 604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisor, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed merger contemplated by the Proxy Statement/Prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding Westport's directors and executive officers is contained in Westport's Annual Report on Form 40-F for the year ended December 31, 2015, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System's directors and executive officers is contained in Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the proposed merger between Westport and Fuel Systems, the anticipated benefits of the merger, the timing for providing 2016 financial outlook information, Westport's expected actions and results relating to the key components of its strategy in 2016, future sales of non-core assets and the benefits therefrom, as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Capital Markets & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Holly Black
Director, Communications
T 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 29-MAR-16